UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Amendment #2
Under the Securities Exchange Act of 1934

CLEARLY CANADIAN BEVERAGE CORPORATION
(Name of Issuer)

COMMON SHARES
(Title of Class of Securities)

184901 30 4
(CUSIP Number)

Herbert I. Ono, Esq.
Lang Michener LLP
1500 Royal Centre
1055 West Georgia Street
P.O. Box 11117
Vancouver, B.C.
Canada V6E 4N7

(604) 689-9111
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 20, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 184901 30 4

1.	Names of Reporting Persons BG CAPITAL GROUP LTD.
I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☒
(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instruction): WC

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Bahamas

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.	Sole Voting Power:	13,798,531(1),(2)

8.	Shared Voting Power:	NOT APPLICABLE

9.	Sole Dispositive Power:	13,798,531(1),(2)

10.	Shared Dispositive Power:	NOT APPLICABLE

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:	13,798,531(1),(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

NOT APPLICABLE

13.	Percent of Class Represented by Amount in Row (11): 57.2%(3)

14.	Type of Reporting Person (See Instructions) CO

Notes:

(1)

Beneficial ownership is calculated under Rule 13d-3 of the Securities Exchange Act of 1934, as amended, and includes: (a) 1,342,906 common shares held by the Reporting Person; (b) 8,200,000 common shares issuable upon conversion of 2,000,000 Class B Preferred shares held by the Reporting Person; (c) 4,000,000 common shares issuable upon exercise of Series “A” warrants held by the Reporting Person; (d) 140,000 common shares issuable to the Reporting Person pursuant to a management agreement; (e) 65,375 common shares issuable upon exercise of finder’s fee warrants by the Reporting Person; and (f) 50,250 common shares issuable upon exercise of finder’s fee warrants by the Reporting Person.

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(2)

In addition to the common shares described in Note (1), the Reporting Person also has the right to receive 1,600,000 Variable Multiple Voting Shares issuable upon conversion of 2,000,000 Class B Preferred shares held by the Reporting Person. The voting rights attached to the Variable Multiple Voting Shares are described in Item 4 of this statement.

(3)	Based on 11,673,517 shares of common stock issued and outstanding as of July 20, 2006.

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1.	Names of Reporting Persons ROBERT GENOVESE
I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☒
(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instruction): WC (BG Capital)

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Canada

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.	Sole Voting Power:	13,798,531(1),(2)

8.	Shared Voting Power:	NOT APPLICABLE

9.	Sole Dispositive Power:	13,798,531(1),(2)

10.	Shared Dispositive Power:	NOT APPLICABLE

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:	13,798,531(1),(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

NOT APPLICABLE

12.	Percent of Class Represented by Amount in Row (11): 57.2%(3)

14.	Type of Reporting Person (See Instructions) IN

Notes:

(1)

These are the same securities being reported by BG Capital Group Ltd. (“BG Capital”) as a Reporting Person hereunder. As the sole stockholder of BG Capital, Robert Genovese has sole voting and dispositive power over shares of common stock owned by BG Capital.

(2)

Beneficial ownership is calculated under Rule 13d-3 of the Securities Exchange Act of 1934, as amended, and includes: (a) 1,342,906 common shares held by the Reporting Person through BG Capital; (b) 8,200,000 common shares issuable upon conversion of 2,000,000 Class B Preferred shares held by the Reporting Person through BG Capital; (c) 4,000,000 common shares issuable upon exercise of Series “A” warrants held by the Reporting Person through BG Capital; (d) 140,000 common shares issuable to the Reporting Person through BG Capital pursuant to a management agreement; (e) 65,375 common shares issuable upon exercise of finder’s fee warrants held by the Reporting Person through BG Capital; and (f) 50,250 common shares issuable upon exercise of finder’s fee warrants held by the reporting Person through BG Capital.

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(3)

In addition to the common shares described in Note (2), the Reporting Person also has the right to receive 1,600,000 Variable Multiple Voting Shares issuable upon conversion of 2,000,000 Class B Preferred shares held by the Reporting Person through BG Capital. The voting rights attached to the Variable Multiple Voting Shares are described in Item 4 of this statement.

(4)	Based on 11,673,517 shares of common stock issued and outstanding as of July 20, 2006.

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This statement on Schedule 13D/A amends and supplements the statement on Schedule 13D filed on May 24, 2005, as amended by the statement on Schedule 13D/A (Amendment No. 1) filed on December 29, 2005, by BG Capital Group Ltd., a Bahamas corporation (“BG Capital”) and Robert Genovese (“Genovese” and together with BG Capital, the “Reporting Persons”) pursuant to Rule 13d-1(d) under the Securities Exchange Act of 1934, as amended.

ITEM 1. SECURITY AND ISSUER.

The statement relates to common shares without par value in the capital of Clearly Canadian Beverage Corporation, a British Columbia company (the “Issuer”). The principal executive offices of the Issuer are located at 2489 Bellevue Avenue, West Vancouver, British Columbia, Canada V7V 1E1.

ITEM 2. IDENTITY AND BACKGROUND

A.	Name of Person filing this Statement:

This statement is filed by BG Capital Group Ltd. and Robert Genovese.

B.	Residence or Business Address:

BG Capital Group Ltd.	Robert Genovese
Slot #2000 A.P. 59223	c/o BG Capital Group Ltd.
Nassau, The Bahamas	Slot #2000 A.P. 59223
Nassau, The Bahamas

C.	Present Principal Occupation and Employment:

Genovese’s principal occupation is to act as a private investor. As the sole stockholder of BG Capital, Genovese has sole voting and dispositive power over shares of common stock owned by BG Capital. BG Capital is a merchant bank that specializes in investments in small to mid- size growth companies.

D.	Criminal Proceedings:

Neither Reporting Person has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

E.	Civil Proceedings:

Neither Reporting Person has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

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F.	Citizenship:

BG Capital is a Bahamian corporation. Genovese is a Canadian citizen who is resident in The Bahamas.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Subsequent to the filing of the statement on form 13D/A (Amendment No. 1) on December 29, 2005 (the “December 2005 13D/A”), it was recognized that there was an inadvertent omission with respect to a series of public trades (including sales and purchases) between May 9, 2005 and July 20, 2006, whereby BG Capital acquired a net aggregate of 5,400 common shares. This net amount comprised the acquisition of a total of 160,107 shares at a cost of $335,267 less the disposition of a total of 154,707 shares for proceeds of $353,446. BG Capital paid the purchase price with respect to such purchases from its working capital.

ITEM 4. PURPOSE OF TRANSACTION

The acquisitions of the Issuer’s common shares described in Item 3 were made for investment purposes.

The following description explains the changes in the Reporting Persons’ beneficial ownership positions in the Issuer’s common shares since the filing of the December 2005 13D/A:

Common Shares

As of the date of the December 2005 13D/A, the Reporting Persons held 1,337,506 of the Issuer’s issued and outstanding common shares. As a result of the net acquisition of 5,400 common shares as described above in Item 3, as of July 20, 2006, the Reporting Persons held 1,342,906 of the Issuer’s issued and outstanding common shares.

Class B Preferred Shares/Variable Multiple Voting Shares

As described in the December 2005 13D/A, the Class B Preferred shares were convertible in whole but not in part, at the option of BG Capital, into the number of common shares of the Issuer which would equal 50% of the post-conversion common share capital of the Company on a fully diluted basis as of the date of conversion of the Class B Preferred shares, excluding the common shares issuable pursuant to the conversion of the Class B Preferred shares and options which were out-of-the money as of the date of issuance of the Class B Preferred shares.

Based on discussions between BG Capital and the Issuer, at the annual general meeting of the Issuer’s shareholders held on July 20, 2006, the shareholders approved an amendment to the rights and restrictions attached to the Class B Preferred shares contained in the Issuer’s articles, whereby the holder of the Class B Preferred shares (BG Capital): (i) shall have the right to convert the Class B Preferred shares into 4.10 common shares for each Class B Preferred share converted; (ii) shall have the right to convert the Class B Preferred shares in part (rather than in whole but not in part); (iii) shall have the right to receive dividends in shares rather than cash at the holder’s option and (iv) shall be issued 0.80 of a Variable Multiple Voting Share for each Class “B” Preferred share converted into common shares. As a result, as of July 20, 2006, BG Capital would receive 8,200,000 common shares and 1,600,000 Variable Multiple Voting Shares if BG Capital were to convert all of its Class B Preferred shares.

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Each of the Issuer’s common shares entitle the holder thereof to one vote. As approved by the Issuer’s shareholders at their July 20, 2006 annual general meeting, each Variable Multiple Voting Share shall entitle the holder thereof to ten votes or such greater number of votes for each Variable Multiple Voting Share as may be determined in accordance with the following formula:

V	=	LVS CS	x	10

where:

V	=	The number of votes attaching to each issued Variable Multiple Voting Share.

LVS	=	The number of issued Limited Voting Shares (common shares), other than the Limited Voting Shares issued from time to time on conversion of the Issuer’s issued and outstanding Class B Preferred shares.

CS	=	The number of issued common shares as at March 16, 2006, which number shall be increased upon any subdivision and decreased upon any consolidation of the Limited Voting Shares after March 16, 2006 on the same basis as that subdivision or consolidation.

Series “A”, “B”, “C” and “D” Warrants

As described in the December 2005 13D/A, as of December 28, 2005 BG Capital held 4,250,000 non-transferable Series “A” share purchase warrants, each entitling the holder to purchase one common share of the Issuer for U.S.$1.25 per share until December 31, 2006 (the “Series “A” Warrants”). These Series “A” Warrants were reduced from 4,250,000 to 4,000,000 on May 12, 2006 pursuant to an Agreement to Surrender Warrants. The expiry date of the Series “A” Warrants was extended from December 31, 2006 to two years from the effective date of the registration of the underlying securities with the Securities and Exchange Commission.

As further described in the December 2005 13D/A, as of December 28, 2005, BG Capital also held certain Series “B” warrants, Series “C” warrants and Series “D” warrants. These Series “B”, “C” and “D” warrants were cancelled as of May 12, 2006 pursuant to the Agreement to Surrender Warrants described in the immediately preceding paragraph.

Common Shares Issuable Pursuant to Management Agreement

140,000 of the Issuer’s common shares are issuable to BG Capital pursuant to a management agreement between the Issuer and BG Capital dated April 1, 2005. Although this agreement was terminated effective June 30, 2006, these shares remain issuable.

CUSIP No. 184901 30 4

Finder’s Fee Warrants

In consideration of the Reporting Persons introducing the Issuer to certain investors in a private placement financing pursuant to Regulation S of the Securities Act of 1933, as amended (“Regulation S”), on May 15, 2006 the Issuer approved the payment of private placement finder’s fees of $130,750 to BG Capital, and agreed that BG Capital may return all, or a portion of, the finder’s fee within a 12 month period and receive shares at a price of $2.00 per share paid with the returned portion of the finder’s fee. BG Capital’s entitlement on the above terms constitutes the right to acquire up to 65,375 shares.

In consideration of the Reporting Persons introducing the Issuer to certain investors in a private placement financing pursuant to Regulation S, on June 29, 2006 the Issuer approved the payment of finder’s fees of $138,187.50 to BG Capital, and agreed that BG Capital may return all, or a portion of, the finder’s fee within a 12 month period and receive shares at a price of $2.75 per share paid with the returned portion of the finder’s fees. BG Capital’s entitlement on the above terms constitutes the right to acquire up to 50,250 shares.

Future Plans

BG Capital may dispose of the Issuer’s securities held by BG Capital from time to time in the open market in accordance with any applicable securities laws and regulations, subject to and depending upon prevailing market conditions for the Issuer’s common shares.

The Reporting Persons may also acquire or dispose of other securities of the Issuer from time to time in the open market or in privately negotiated transactions with third parties in accordance with any applicable securities laws and regulations, subject to and depending upon prevailing market conditions for the Issuer’s common shares.

Except as otherwise disclosed herein, the Reporting Persons do not have any current plans or proposals that relate to or would result in:

(a)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

(d)	any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of the Issuer;

(f)

any other material change in the Issuer's business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

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(g)	changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede acquisition of control of the Issuer by any person;

(h)

causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

A.	Beneficial Ownership

Beneficial ownership of common shares of the Issuer by the Reporting Persons is calculated pursuant Rule 13d-3 under the Securities Exchange Act of 1934, as amended. Under Rule 13d- 3, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option, warrant or conversion right) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. Accordingly, the Reporting Persons are deemed to beneficially own:

	(a)	1,342,902 common shares held by BG Capital;

	(b)	8,200,000 common shares issuable upon conversion of the Class B Preferred shares by BG Capital;

	(c)	4,000,000 common shares issuable upon exercise of the Series “A” Warrants by BG Capital;

	(d)	140,000 common shares issuable to BG Capital pursuant to a management agreement;

	(e)	65,375 common shares issuable upon exercise of finder’s fee warrants by BG Capital; and

	(f)	50,250 common shares issuable upon exercise of finder’s fee warrants by BG Capital.

Together, such shares would constitute 57.2% of the outstanding common shares of the Issuer.

In addition to the common shares listed above, the Reporting Persons also have the right to receive 1,600,000 Variable Multiple Voting Shares issuable upon conversion of the Class B Preferred shares held by BG Capital. The voting rights attached to these Variable Multiple Voting Rights are described above in Item 4.

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B.	Power to Vote and Dispose.

The Reporting Persons have the direct power to vote and direct the disposition of the shares of the Issuer held by the Reporting Persons as disclosed in Item 5.A.

C.	Transactions Within the Past 60 Days.

Other than as disclosed in Item 4 to this statement, the Reporting Persons have not effected any other transactions in the Issuer's securities, including shares of the Issuer’s common stock, within 60 days preceding the date hereof.

D.	Certain Rights of Other Persons.

Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The Reporting Persons do not have any contract, arrangement, understanding or relationship with respect to securities of the Issuer including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Further, the Reporting Persons have not pledged securities of the Issuer nor are the securities of the Issuer held by the Reporting Persons subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit	Description of Exhibit

A	Joint Filing Agreement

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SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 20, 2006	BG CAPITAL GROUP LTD.

	Per:	/s/ Robert Genovese
Robert Genovese, President

/s/ Robert Genovese
ROBERT GENOVESE

EXHIBIT A

SCHEDULE 13D/A
Amendment #2
Under the Securities Exchange Act of 1934

CLEARLY CANADIAN BEVERAGE CORPORATION
(Name of Issuer)

COMMON SHARES
(Title of Class of Securities)

184901 30 4
(CUSIP Number)

JOINT FILING AGREEMENT

The undersigned agree that the accompanying Statement on Schedule 13D/A, Amendment No. 2, dated July 20, 2006, is being filed with the Securities and Exchange Commission on behalf of the each of the undersigned pursuant to Rule 13d-1(k) promulgated under the Exchange Act.

Dated: July 20, 2006

BG CAPITAL GROUP LTD.
By:

/s/ Robert Genovese	/s/ Robert Genovese
Robert Genovese, President	ROBERT GENOVESE